August 10, 2007


Jonathan J. Ledecky
President and Secretary
Triplecrown Acquisition Corp.
7 Times Square, 17th Floor
New York, New York 10036

      Re:	Triplecrown Acquisition Corp.
      Registration Statement on Form S-1
      Filed July 12, 2007
		File No. 333-144523

Dear Mr. Ledecky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Prior to the effectiveness of this registration statement, we need
to receive a copy of the letter or a call from the NASD confirming that NASD has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.
2. Please tell us the factors you considered in determining to value
this offering at $400 million.  For example, explain if that was the
amount that you determined was sufficient to complete an
acquisition
of the size you will pursue.  State, if true, that the amount you are
seeking was chosen because it was determined to be the maximum amount
the company and the underwriters believed could be successfully received given market conditions, the company`s industry and management, and other factors. Given management`s demonstrated high-
level experience in the brand and services industry, the precise nature of their knowledge about their ability to effectuate a combination with a company whose fair market value is equal at least to 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comments.
3. Similarly, please explain to us how you have calculated $9.76 per
unit to be deposited into the trust account, including the quantitative considerations you have given, if true, to total offering and private placement expenses, funds to be held outside escrow, and so on.
4. We note that your initial business combination must be with a target business or businesses whose fair market value, individually or collectively, is "equal at least to 80%" of the balance in the trust account (excluding deferred underwriting discounts and commissions). Prior firm-commitment IPOs of blank check companies have generally required that the business combination be with a target with a fair market value equal to 80% of the company`s net assets (all assets including the trust account funds less liabilities) at the time of acquisition. Please advise us of your reasoning regarding the change in the terms of your business combination and discuss the potential impact of the changed terms on investors in this offering.
5. In addition, please clarify throughout the registration
statement
that there is no limitation on your ability to raise funds
privately
or through loans that would allow you to acquire a business/businesses for a consideration that is greater than 80% of the balance in the trust account. Also, disclose whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.
6. We note the disclosure in several places in the registration statement that you will not proceed with a business combination if public stockholders owning 30% or more of the shares sold in this offering vote against the business combination and exercise their
conversion rights.   Please advise us whether in the company`s
view
the 30% threshold could be increased or lowered by the company after the registration statement is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the IPO. We may have further comments.
7. We note that members of management and the board of directors are affiliated with various private equity funds, investment companies, public companies and other entities. We also note the statement on page 50 that you will not enter into a business combination with a target business that is affiliated with any of your officers, directors, or founding stockholders, or their affiliates. Please clarify in appropriate places in the registration statement whether you may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these private equity funds or investment companies or an affiliate thereof. Discuss in reasonable detail any consideration that the company or its officers and directors have given so far to enter into business combinations with companies that are directly or indirectly affiliated with the company`s existing shareholders, officers, or directors.
8. We note the disclosure in several places in the registration statement to the effect that you do not have any specific business combination under consideration, and that you have not contacted any prospective target business or had any substantive discussions with respect to such a transaction. In light of the business activities carried out by your management, please disclose all actions undertaken by all persons and affiliated entities or parties working towards the identification of an acquisition candidate, including research, informal discussions or other measures, directly or indirectly, to identify or contact a target business.
9. We note the disclosure in several places in your registration statement that no compensation of any kind, including finder`s and consulting fees, will be paid to any of your existing stockholders, officers or directors, or to any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination. Please disclose in relevant places throughout the registration statement if these persons may receive such compensation from the target company concurrent with or after consummation of a business transaction, and whether payment of finder`s fees or consulting fees to these persons will or may be considered in the selection process of an acquisition candidate. In addition, describe any policy prohibiting your management`s pursuit of such fees or reimbursements from the acquisition target company.
If you do not have such a policy, explicitly state so and consider including an appropriate risk factor discussion.
10. We note the disclosure in several places in the registration statement that two of your existing shareholders, Messrs. Watson and
Ledecky, have agreed that they will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of significant vendors or other entities that are owed money by the company for services rendered or contracted for or products sold to the company. Please revise to clarify the circumstances under which these individuals will be personally liable, with a view to explaining the limitations of their liability. In addition, define "vendors" in the indemnification provided by your existing shareholders.
11. Please clarify whether Messrs. Watson and Ledecky personally have been involved in 400 acquisitions. If not, revise the language on pages 1 and 48.

Prospectus Front Cover Page
12. We note the statement that you "expect" that the public offering price will be $10.00 per unit. Please revise to indicate the public offering price per unit.
13. We note that this company has been formed for "the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, one or more businesses..." Please disclose, if true, that a proposed transaction may involve the acquisition of a minority interest in a company or less than substantially all assets of a company. We may have further comment.
Table of Contents
14. Please move the first paragraph to an appropriate location somewhere after the Risk Factors section.
15. You remind investors that they should not assume that the information contained in the prospectus is accurate as of any date other than the date on the front of the prospectus. This suggests that you do not have a duty to ensure that the information in the prospectus is complete and accurate during the prospectus delivery period. Please revise or provide us with support for your belief that the sentence cited accurately reflects your obligations with respect to the content of the prospectus.

Summary, page 1
16. You state on page 1 that you may acquire "businesses which provide support services for financial service companies." You also state on page 47 that you may acquire "any type" of support services for financial service companies. This description covers a wide range of functions and services; please revise to describe specifically what support services a business must be providing to be eligible as a target for your acquisition.
17. Please revise your summary to indicate, if true, that the company has not (nor has any of its agents or affiliates) been approached by, or had any discussions with, any candidates (or representative of any candidates) with respect to a possible acquisition transaction with the company. Also, if true, indicate that the company has not conducted any research with respect to identifying the potential acquisition candidates.
18. We note your disclosure on the experience of your directors and executive officers and the growth and successes of their affiliated companies. Please revise to provide a balanced presentation. For example, please indicate that past experience of your board of directors with SPACs and their affiliated companies is no guarantee that your company will be successful in consummating an acquisition or in becoming a profitable venture after the business combination.
As another example, while you address US Office Products` growth and success in 1997 and 1998, you do not refer to its subsequent bankruptcy. Please revise accordingly.

The Offering, page 4

Redemption, page 6
19. Please state whether the underwriters have the right to consent before the company can exercise its redemption right and, if so, discuss in an appropriate section the conflicts of interests that result from such rights.

Stockholders must approve business combination, page 11
20. Please confirm whether you will seek shareholder approval for the acquisition of one or more businesses or parts thereof through acquisition of substantial assets.
21. Generally, the conversion threshold of 19.99% is required in a traditional blank check company structure. Please explain briefly your reasons for deciding that the approval of the business combination would require the number of public shareholders who exercise their conversion rights to be "approximately 29.99%."

Conversion rights for stockholders voting to reject our business combination, page 12
22. Please clarify, if true, that if the business combination is not approved or completed for any reason, then your public shareholders voting against the business combination will not be entitled to convert their shares of common stock into a pro rata share of the aggregate amount then on deposit in the trust account. Such shareholders would only be entitled to convert their shares in the event that they vote against a business combination that is approved by the shareholders and completed, or in connection with your dissolution and liquidation.

Risk Factors, page 17
23. Please clarify in the introductory paragraph, if accurate, that you have described all material risks that are currently known and reasonably foreseeable. If needed, revise this section accordingly.

Because there are numerous companies with a business plan similar to ours..., page 18

Because of our limited resources and structure, we may not be able to consummate an attractive business combination, page 27
24. Since related risk factors should be proximately situated, please relocate these two risk factors sequentially.

We may issue shares of our capital stock..., page 23
25. We note that the issuance of additional shares of your common stock or any number of shares of your preferred stock may, in "certain circumstances," have the effect of delaying or preventing a change of control of the company. Please explain the specific conditions to which you refer and the specific ways in which the stated effects would take place.

Our ability to successfully effect a business combination and to be successful..., page 24
26. Please disclose whether you intend to ensure that your officers and directors will be able to maintain their positions with the company after the consummation of the business combination. Also, disclose whether your officers and directors will take into consideration the possibility of retaining their positions in the merged company in determining which acquisition to pursue.

Our officers and directors will allocate their time to other businesses..., page 25
27. Please clarify here that you expect each of Messrs. Watson and Ledecky to devote only "at least 10 hours per week" to your business, as you state on page 61.

The determination of the offering price of our units... is more arbitrary..., page 30
28. Please revise the risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the units` offering price.

Use of  Proceeds, page 38
29. We note that you have allocated $1.5 million for due diligence and out-of-pocket due diligence expenses that could be incurred by your management team. To the extent that such costs exceed the available proceeds not deposited in the trust, please revise to disclose how you will satisfy any excess for due diligence and out-of-pocket due diligence expenses.
30. We note in footnote 1 to Item 13 in Part II that you will pay Continental Stock Transfer & Trust Company annual fees for acting as trustee, transfer agent of your common stock, warrant agent for your warrants, and escrow agent. Please disclose whether all these fees are reflected in this section and how these fees will be paid.
31. We note the statement in footnotes 2 and 4 that "(y)our actual expenditures for some or all of these items may differ from the estimates set forth herein." Please revise this section to clearly discuss the contingencies that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently-stated uses. See Instruction 7 to Item
504 of Regulation S-K.

Management`s Discussion and Analysis, page 45
32. Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that you expect to materially affect your business or operations. Please expand this section to discuss in reasonable detail any known trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way when you acquire a financial services company. In addition, discuss in reasonable detail (i) the economic or industry-wide factors relevant to you and your intention of acquiring a financial services company;
(ii) the material opportunities, challenges, and risks in the short and long term; and (iii) the actions you are taking and will take to address them. Refer to SEC Release No. 33-8350.

Liquidity and Capital Resources, page 45
33. Please address the estimated timing, assuming current market conditions, of your receipt of up to $6 million in interest income.
Clarify whether there may be liquidity problems if your receipt of interest income does not match the timing of your expenses.

Proposed Business, page 47

Effecting a Business Combination, page 49
34. Please revise to address that to the extent the company cannot obtain valid and enforceable waivers there is no assurance that the funds held in the trust account will be protected from creditor claims despite the limited personal liability assumed by Messrs. Watson and Ledecky. Also confirm, if true, that even if vendors, prospective target businesses, or other entities execute such agreements, there is no assurance that they would be prevented from bringing claims against the trust.

Sources of Target Businesses, page 50
35. Please clarify whether any unaffiliated parties presenting proposals for a target business may receive fees for such services, solicited or unsolicited.
36. Please identify the source of funds that will be used to pay any finder`s fee. Consider adding this information in the Use of Proceeds table.

Conversion Rights, page 54
37. We note on pages 11 and 53 that your existing shareholders are required to vote their pre-IPO shares in accordance with the majority of the shares of common stock voted by the public shareholders, and to vote their IPO and post-IPO shares in favor of a business combination. Please confirm in this section, if true, that your existing shareholders do not have any conversion rights with respect to any securities purchased by them, whether purchased prior to, in connection with, or subsequent to the IPO and the private placement.
38. Please revise to explain the reasons for imposing the additional expense, timing, affirmative act and other burdens to exercising conversion rights in the event you require physical delivery of stock certificates.

Liquidation if no business combination, page 55
39. Please clarify, if true, that a shareholder vote to reject any plan of dissolution of the company and the distribution of the proceeds of the trust fund may result in significant delays and may prohibit the dissolution and distribution.
40. Please disclose whether the company will take any additional measures, if necessary, to ensure that the funds in the trust account will not be depleted by claims against the trust.
41. You state that you "anticipate notifying the trustees of the trust account to begin liquidating such assets promptly" in the event of a liquidation. Please explain why you "anticipate" that the instruction would be given promptly instead of stating that the instruction will be given promptly.
42. Please include a discussion as to how the liquidated company will pay or make reasonable provisions to pay all claims and obligations, and provide compensation for any claim against the company that is the subject of a pending action, suit, or proceeding to which the company is a party.

Amended and restated certificate of incorporation, page 58
43. Please clarify whether your organizational documents require you to obtain the consent of a certain percentage of IPO shareholders to amend the provisions relating to the dissolution of the company and the distribution of the trust fund. Also, address any uncertainty relating to the enforceability under Delaware law of such a provision in your articles of incorporation. Please file the amended and restated certificate as an exhibit as soon as practicable.

Management, page 63
44. Please provide the dates (months and years) to account for the business experience during the past five years of Mr. Watson. See
Item 401(e)(1) of Regulation S-K.

Executive Officer and Director Compensation, page 69
45. You state that none of your executive officers has received any cash compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by, or paid to the named executive officers and directors for all services rendered in all capacities.

Director Independence, page 69
46. For each independent director named, please elaborate on the specific criteria you used to determine independence pursuant to Rule
10A-3 of the Exchange Act and the rules of the American Stock Exchange. Your explanation should take into account the anticipated value of the founders` common stock the directors received.

Financial Experts on Audit Committee, page 70
47. You state that the audit committee will compose of "independent directors" as defined under the AMEX listing standards. Please confirm whether Mr. Mathias is "independent" as that term is used in
Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. See Item 401(h)(1)(ii) of Regulation S-K.

Principal Stockholders, page 74
48. We note that certain private equity and financial firms affiliated with your principal shareholders will be principal shareholders of the company after this offering. Please tell us whether any of these entities has a similar business plan as yours.

Certain Relationships and Related Transactions, page 77
49. Please revise the subheading on page 79 and the discussion in this section to address transactions with related "persons," consistent with Item 404(a).
50. Please file the material related party agreements as exhibits.

Description of Securities, page 80

Preferred Stock, page 82
51. We note that the issuance of some or all of your preferred stock may have the effect of "delaying, deferring or preventing a change of control" of the company. Please explain the specific circumstances and the specific ways in which the stated effects would take place.

Listing, page 86
52. Please disclose how the company intends to fulfill necessary initial listing criteria. For example, explain if and how the company will satisfy alternative listing standards.

Material U.S. Federal Income Tax Consequences to non-U.S. Holders, page 87
53. Please explain to us any significant tax consequences for U.S. holders and tell us whether you received a tax opinion. We may have further comments.

Underwriting, page 90
54. Please provide the pricing and quantity information for this section as soon as they are finalized.
55. We note that "(t)he underwriting agreement provides that the obligations of the underwriters to purchase the units included in this offering are subject to approval of legal matters by counsel and to other conditions." Please describe all the material conditions to the obligations of underwriters in this section.
56. Please explain the statement that "(i)f all of the units are not sold at the initial offering price, the representative may change the public offering price and the other selling terms." In addition, reconcile this statement with the statement that "(t)he underwriters are obligated to purchase all of the units ...if they purchase any of the units." Finally, in the light of the preceding statement, explain how this is a firm commitment offering and provide an analysis as to why Rule 419 of Regulation C would not apply.
57. On page 92, we note that the underwriters are entitled to "deferred...discounts and commissions." Please explain the contingencies on which these deferred compensations are based.
58. Please explain whether the underwriters may receive a fee for identifying and locating a target company for your acquisition. Exhibits
59. Please file the warrant agreement (Exhibit 4.4) and the registration rights agreement (Exhibits 10.16) as soon as practicable.

Exhibit 5.1:  Opinion of Graubard Miller
60. Counsel acknowledges that it has relied upon certain representations of certain officers and employees of the company as to the questions of facts material to the legality opinion. It is unclear what specific material facts have been assumed by counsel. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. Confirm to us that counsel has not assumed facts that are easily ascertainable, such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, whether it has taken all corporate actions necessary to authorize the issuance of shares, and so forth.

Exhibit 23.1:  Consent of Marcum & Kliegman LLP
61. Please provide a currently dated consent in any amendment and ensure your consent references the appropriate audit report date.


 * * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ethan Horowitz, Staff Accountant, at (202)
551-
3311 or  Brian Bhandari, Accounting Branch Chief, at (202) 551-
3390
if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or at (202) 551- with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc.	David Alan Miller, Esq.
      Graubard Miller
      Fax:  (212) 682-2320

Jonathan J. Ledecky
Triplecrown Acquisition Corp.
August 10, 2007
Page 1